Blue Co Warehousing Properties LLC
(the “Company”)
a Delaware Limited Liability Company

Financial Statements (unaudited) and Independent Accountant’s Review Report

Inception to October 16, 2025

TABLE OF CONTENTS

www.rnbcapitalcpas.com
954-399-1914

RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Blue Co Warehousing Properties LLC. Management

We have reviewed the accompanying financial statements of Blue Co Warehousing Properties LLC. (the Company) which comprise the balance sheets as of inception - October 16, 2025 and the related statements of operations, statements of changes in members' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Emphasis of Matter – Coissuer
Blue Co Warehousing Properties LLC (the "Company") was formed in Delaware on October 16, 2025. The Company will act as a fundraising vehicle and co-issuer together with Blue Co Warehousing Inc, which was formed in Delaware on March 7, 2023 as Blue Co Warehousing LLC and converted to Blue Co Warehousing Inc. on June 9, 2025.

RNB Capital LLC

Tamarac, FL
December 17, 2025

Blue Co Warehousing Properties LLC
BALANCE SHEET

AS OF OCTOBER 16,		2025
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$	-
Total Current Assets		-
Total Non-Current Assets		-
TOTAL ASSETS	$	-
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	$	-
Total Current Liabilities	$	-
TOTAL LIABILITIES		-
EQUITY		
Member's Equity	$	-
TOTAL EQUITY	$	-
TOTAL LIABILITIES AND EQUITY	$	-

See Accompanying Notes to these Unaudited Financial Statements

Blue Co Warehousing Properties LLC
STATEMENTS OF OPERATIONS

INCEPTION PERIOD ENDED OCTOBER 16,		**2025**
Revenue	$	-
Cost of Goods Sold		-
Gross Profit	$	-
Operating Expenses		
General and Administrative		-
Total Operating Expenses		**-**
Total Loss from Operations	$	**-**
Net Income (Loss)	**$**	**-**

See Accompanying Notes to these Unaudited Financial Statements

Blue Co Warehousing Properties LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Members' Capital		Accumulated	Total Members'
	Units	$ Amount	Deficit	Equity
Beginning balance at 10/01/2025	-	-	-	-
Contribution	1,064,816	-	-	-
Distribution	-	-	-	-
Net Loss	-	-	-	-
Ending balance at 10/16/2025	1,064,816	-	-	-

See Accompanying Notes to these Unaudited Financial Statements

Blue Co Warehousing Properties LLC
STATEMENTS OF CASH FLOWS

INCEPTION PERIOD ENDED OCTOBER 16,		**2025**
OPERATING ACTIVITIES		
Net Income(Loss)	$	-
Adjustments to reconcile Net Income(Loss) to Net Cash provided by (used in) operations:		
Increase (Decrease) in Accounts Payable		
Total Adjustments to reconcile Net Income(Loss) to Net Cash provided by (used in) operations:		-
Net Cash provided by (used in) Operating activities:	$	-
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	$	-
FINANCING ACTIVITIES		
Members' Capital		
Net Cash provided by (used in) Financing Activities	$	-
Cash at the beginning of period		-
Net Cash increase (decrease) for period	$	-
Cash at end of period	$	-

Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Interest	-
Income taxes	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Blue Co. Warehousing Properties LLC (the "Company") was incorporated on October 16, 2025. The Company is a real estate holding entity formed to acquire, own, and hold industrial and commercial warehouse properties used in the Blue Co co-warehousing and flexible workspace platform. Its primary activities consist of purchasing and financing these properties and leasing them, on a long-term basis, to the operating entity (Blue Co Warehousing, Inc.) and its affiliates.

The Company plans to conduct a Regulation CF crowdfunding campaign in 2025–2026 to raise capital, as a co-issuer together with Blue Co Warehousing Inc.

Risks & Concentrations

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

The Company will hold and operate the Company's real estate. A substantial portion of the Company's revenue will be derived from lease payments made by Blue Co Warehousing, Inc. under long-term lease agreements. Rental income from these related-party lease arrangements represents substantially all of the Company's revenues.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. However, conditions exist that may cast substantial doubt on the Company's ability to continue as a going concern. Specifically, the Company has not yet commenced its principal business activities and has not generated any revenues or incurred operating results to date. During the inception phase, the Company may incur operating expenses and development costs that could result in losses before significant revenues are realized. Management has evaluated these conditions and has developed plans to raise additional equity capital and generate future revenue. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of October 16, 2025.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less at the time of purchase to be cash equivalents. As of October 16, 2025, the Company held no cash or cash equivalents.

Income Taxes

The Company was formed on October 16, 2025 and had no operations, taxable income, or filing requirements during the period ended October 16, 2025. As such, the Company was not required to file a federal or state income tax return for the period, and no provision for income taxes has been recorded in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, *Income Taxes*.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

As of October 16, 2025, the Company had no outstanding liabilities or debt obligations, including trade payables, loans or notes.

NOTE 6 – EQUITY

As of October 16, 2025, the Company's ownership structure consisted of two classes of membership units: Class A and Class B, representing the Company's membership interests. Each class has the rights and privileges outlined in the Company's operating agreement. There were 1,064,816 Class B units issued and outstanding, held by various members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to October 16, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 17, 2025, the date these financial statements were available to be issued. No transactions require disclosure.